Filed pursuant to Rule 424(b)(4)
Registration No. 333-141881

6,892,527 Shares

Common Stock

This prospectus relates to shares of common stock of Corcept Therapeutics Incorporated that may be sold by the selling stockholders identified in this prospectus. The selling stockholders acquired the shares offered by this prospectus in private placements of our securities. We are registering the offer and sale of the shares to satisfy registration rights we have granted. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

The selling stockholders may dispose of their shares of common stock or interests therein in a number of different ways and at varying prices. Please see “Plan of Distribution.”

Our common stock is traded on the Nasdaq Capital Market under the symbol “CORT.” The last reported sale price on May 14, 2007, was $1.40 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated May 15, 2007.

PROSPECTUS SUMMARY

The following is a summary of some of the information contained or incorporated by reference in this prospectus. To understand this offering fully, you should read carefully the entire prospectus, including the risk factors, the financial statements and the documents incorporated herein by reference. Unless otherwise indicated, the terms “Corcept,” “we,” “us,” “our,” “our company” “the company” and “our business” refer to Corcept Therapeutics Incorporated.

Overview

We are a pharmaceutical company engaged in the development of medications for the treatment of severe psychiatric and metabolic diseases. Since our inception in May 1998, we have been developing our lead product, CORLUX®, targeted for the treatment of the psychotic features of psychotic major depression, or PMD, under an exclusive patent license from Stanford University. The United States Food and Drug Administration, or FDA, has granted “fast track” status to evaluate the safety and efficacy of CORLUX for the treatment of the psychotic features of PMD. Between August 2006 and March 2007, we announced the top line results of our initial three Phase 3 clinical trials in which CORLUX was evaluated for treating the psychotic features of PMD. Although these trials did not achieve statistical significance with respect to their primary endpoints, we plan to incorporate the learnings from the three completed trials in the design of a fourth Phase 3 trial, which is planned to commence later in 2007.

Market Opportunity

Psychotic major depression, or PMD, is a serious psychiatric disorder that is more prevalent than either schizophrenia or bipolar I disorder. The disorder is characterized by severe depression accompanied by psychosis. Psychosis is delusional thinking, hallucinations or both. PMD is not a simple combination of psychosis and depression, but rather a complex interaction between a predisposition to become psychotic and a predisposition to become severely depressed. People with PMD are approximately 70 times more likely to commit suicide in their lifetime than the rest of the general population.

There is no treatment for PMD approved by the FDA. However, there are two treatment approaches currently used by psychiatrists: electroconvulsive therapy, or ECT, and combination drug therapy. Both of these approaches can have debilitating side effects. Even using these approaches, PMD patients often require lengthy and expensive hospital stays. Of the two approaches, ECT is generally considered more effective.

ECT involves passing an electrical current through the brain until the patient has a seizure. ECT requires the use of an operating room as well as the participation of a psychiatrist, an anesthesiologist and a nurse. General anesthesia and paralytic agents are necessary to avoid fractures of the spine that otherwise could result from the seizures caused by ECT. Although ECT can reduce depressive and psychotic symptoms, the procedure can result in cognitive impairment including permanent memory loss, cardiovascular complications, headache, muscle ache and nausea. In addition, complications can arise from general anesthesia. At least 100,000 patients receive ECT each year in the United States, with each patient requiring approximately six to twelve procedures over a period of three to five weeks.

Combination drug therapy involves the simultaneous administration of antidepressant and antipsychotic medications. Combination drug therapy is not as effective as ECT in relieving the symptoms of PMD and often requires three or more weeks before patients show improvement in their condition. In addition, combination drug therapy is associated with significant side effects, including weight gain, diabetes, sedation, permanent movement disorders and sexual dysfunction.

CORLUX for the Treatment of PMD

We believe that CORLUX, also known as mifepristone, works by selectively blocking the binding of cortisol, a steroid hormone, to one of its two known receptors. Elevated levels and abnormal release patterns of cortisol have been implicated in a broad range of human disorders, including PMD. We have an exclusive license to a method of use patent covering the use of CORLUX for the treatment of the psychotic features of PMD. By modifying the level and release pattern of cortisol within the human body, we believe that CORLUX will be able to treat the psychotic features of PMD more quickly and effectively and with fewer side effects than is possible with currently available treatments. We have not submitted a New Drug Application, or NDA, to market CORLUX and we have no commercially available products. To date, we have had no significant revenues and have incurred significant losses in each year of our operations.

Based on the encouraging results from our dose finding trial completed in January 2001, we initiated two clinical trials designed to evaluate the safety and efficacy of CORLUX for the treatment of PMD. The two trials, which we call the Study 02 and Study 03, were double-blind, placebo-controlled safety and efficacy studies in which a total of 429 patients were enrolled. Study 02 showed that CORLUX was well tolerated and that there were no discernable problems with drug interactions between CORLUX and commonly prescribed antipsychotic and antidepressant medications. Study 03 demonstrated with statistical significance (p value = 0.01) that patients in the CORLUX group were more likely to achieve a rapid and sustained reduction in psychotic symptoms than patients in the control group, as measured by a 30% reduction in the Brief Psychiatric Rating Scale, or BPRS, at 7 days sustained to 28 days. Study 03 also showed with statistical significance (p value = 0.01) that patients in the CORLUX group were more likely than patients in the placebo group to achieve a 50% reduction in the BPRS positive symptom subscale, or BPRS PSS, at Day 7 sustained to Day 28. The term “p value” is a statistical term that indicates the probability that an observed result is random. A p value of 0.05 or less is considered statistically significant.

Phase 3 Studies Evaluating CORLUX for the treatment of the Psychotic features of PMD

We have completed three randomized, double-blind, placebo-controlled Phase 3 clinical trials to further assess the safety and efficacy of CORLUX for the treatment of the psychotic features of PMD. Two of these trials (Study 06 and Study 07) were conducted primarily in the United States. The third trial (Study 09) was conducted in Europe. The design of all three trials was based on the design of Study 03, described above.

The primary endpoint for each of Study 06 and Study 07 was the proportion of patients with at least a 50% improvement in the BPRS PSS at both Day 7 and Day 56. Both of these endpoints are known as categorical improvements. Patients must have had at least mild psychotic symptoms (BPRS PSS ≥ 12) to enter the studies and were hospitalized if clinically necessary. BPRS PSS assessments were also be made at Days 14, 28 and 42. The primary endpoint for Study 09 was the proportion of patients with at least a 50% improvement in the BPRS PSS at both Day 7 and Day 28. A secondary endpoint of Study 09 was the same as the primary endpoint for Study 06 and Study 07.

Study 06, which began in October 2004, enrolled 443 patients at 45 sites in the United States and Europe. These patients were evenly distributed among three active dose groups (300 mg, 600 mg and 1200 mg) and a placebo group, with patients receiving once daily dosing for a period of seven days. The three dosing levels respond to the FDA’s request to supplement data on a range of doses to augment the data provided by our open label dose ranging study completed in 2001. Patients in the study did not take any antidepressant and antipsychotic medication for at least one week before the seven day treatment period and received antidepressant therapy starting on Day 1 through Day 56. As with Study 07 and Study 09, treatment with antipsychotic medications or electroconvulsive therapy was not allowed at any time during this study.

We reported the initial results of Study 06, the last of the three Phase 3 trials, in March 2007. These results indicated that this study, as with Studies 07 and 09, did not achieve statistical significance with respect to the primary endpoint. However, there was a statistically significant correlation between plasma levels and clinical outcome achieved during treatment. Patients whose plasma levels rose above a predetermined threshold statistically separated from both those patients whose plasma levels were below the threshold and those patients who received placebo. In particular, those patients in Study 06 who achieved a predetermined level of 1661 nanograms of CORLUX per milliliter of plasma separated from the placebo group with statistical significance. Conversely, at significantly lower plasma levels, there was no distinguishable response rate between patients who received CORLUX and those receiving placebo. This study confirms our previous and similar finding in Study 07 that at higher plasma levels the drug candidate is able to demonstrate desired clinical effects. Further, the incidence of serious adverse events did not differ between placebo and any of the three CORLUX dose groups.

Upcoming Phase 3 trial. We believe that the confirmation of a drug concentration threshold for efficacy, as well as other observations from Studies 07, 09 and 06, will serve as a strong basis for our next Phase 3 study which is planned to commence later in 2007. The protocol for this trial will incorporate the learnings from the three completed trials that address the sensitivity of the model and decrease the random variability observed in the results of the psychometric instruments used to measure efficacy. We intend to meet with the FDA to discuss and seek input concerning the design of this trial. In this trial we expect to use a dose level of 1200 mg once per day for seven days because, as expected, at successively higher dosages, more patients achieved the predetermined plasma threshold concentration. In Study 06, 80% of the patients achieved a drug plasma level sufficient for a strong clinical response at that dose. We believe that this change in dose as well as other modifications to the protocol should allow us to definitively demonstrate the efficacy of CORLUX in the treatment of the psychotic symptoms of PMD.

Antipsychotic induced weight gain mitigation clinical trial

In October 2005, we announced that we had signed an agreement with Eli Lilly and Company, or Lilly, in which Lilly agreed to support our proof-of-concept clinical study evaluating the ability of CORLUX to mitigate weight gain associated with the use of olanzapine. This study in healthy male volunteers was initiated during the first quarter of 2006. We have relocated this study to a new site in India and have made minor changes in the protocol. We expect to report the results of this study at the end of the second quarter of 2007.

GR-II Antagonist Platform

We believe that CORLUX exerts its effects by blocking the action of cortisol at one of its two known receptors, known as the GR-II receptor. A receptor is a structure that accepts a chemical messenger and creates a signal for biologic action. We also believe that elevated levels and abnormal release patterns of cortisol are involved in several other psychiatric and metabolic diseases. We have assembled a patent portfolio covering the treatment of psychiatric and metabolic disorders that may benefit from drugs that block, or antagonize, the GR-II receptor. In addition to PMD, we own or have exclusively licensed issued patents for the use of GR-II antagonists to treat other disorders, including early dementia, mild cognitive impairment, psychosis associated with cocaine addiction and weight gain following treatment with antipsychotic medication. We also have patent applications filed for the use of GR-II antagonists in nine other diseases.

In addition, we have discovered, and filed patent applications for, three series of more selective GR-II antagonists that may eventually serve as follow-on compounds to CORLUX. These proprietary compounds bind to the GR-II receptor with a potency similar to that of CORLUX.

Company Information

We were incorporated in the State of Delaware on May 13, 1998. Our registered trademarks include Corcept™ and CORLUX. Other service marks, trademarks and tradenames referred to in this prospectus are the property of their respective owners.

Our principal executive offices are located at 149 Commonwealth Drive, Menlo Park, CA 94025. Our telephone number is (650) 327-3270. Our web site address is www.corcept.com. The information on our web site is not deemed to be part of this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference into this prospectus, before you decide to purchase our common stock. If any of these possible adverse events actually occurs, we may be unable to conduct our business as currently planned and our financial condition and operating results could be harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or apart of your investment. Please see “Special Note Regarding Forward-Looking Statements” and “Incorporation by Reference.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact are forward-looking statements. When used in this prospectus or elsewhere by management from time to time, the words “believe,” “anticipate,” “intend,” “plan,” “estimate,” “expect,” and similar expressions are forward-looking statements. Such forward-looking statements are based on current expectations, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements made in this prospectus include, but are not limited to, statements about:

•	the progress of our research, development and clinical programs and timing of the introduction of CORLUX and future product candidates;

•	estimates of the dates by which we expect to report results of our clinical trials;

•	our ability to market, commercialize and achieve market acceptance for CORLUX or other future product candidates;

•	uncertainties associated with obtaining and enforcing patents;

•	our estimates for future performance; and

•	our estimates regarding our capital requirements and our needs for additional financing.

Our current capital is not sufficient to fund operations beyond early 2008. We need additional capital in order to continue operations and capital may not be available to us at all or on favorable terms.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors. For a more detailed discussion of such forward-looking statements and the potential risks and uncertainties that may impact upon their accuracy, see the “Risk Factors” section of this prospectus. These forward-looking statements reflect our view only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we undertake no obligations to update any forward looking statements. Accordingly, you should also carefully consider the factors set forth in reports or documents that we file from time to time with the Securities and Exchange Commission.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock in this offering. The selling stockholders will receive all of the proceeds from this offering.

DIVIDEND POLICY

Since our incorporation, we have not declared or paid any cash dividends on our common stock and do not expect to do so in the foreseeable future. We currently intend to retain all available funds for use in the operation and expansion of our business.

SELECTED FINANCIAL DATA

The information required by this item is contained under the caption “Selected Financial Data” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information required by this item is contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein.

BUSINESS

The information required by this item is contained under the caption “Business” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein.

MANAGEMENT

Executive Officers and Directors

The information required by this item is contained under the captions “Directors and Executive Officers and Corporate Governance – Board of Directors” and “Directors and Executive Officers and Corporate Governance – Executive Officers” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein.

Board Composition

The information required by this item is contained under the caption “Directors and Executive Officers and Corporate Governance – Board of Directors” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein.

Board Committees

The information required by this item is contained under the caption “Directors and Executive Officers and Corporate Governance – Board Meetings and Committees” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein.

Compensation Committee Interlocks and Insider Participation

The information required by this item is contained under the caption “Directors and Executive Officers and Corporate Governance – Compensation Committee Interlocks and Insider Participation” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein.

Director Compensation

The information required by this item is contained under the caption “Director Compensation” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein.

Executive Compensation

The information required by this item is contained under the caption “Executive Compensation” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein.

Equity Compensation Plan Information

The information required by this item is contained under the caption “Executive Compensation – Equity Compensation Plan Information” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•  any breach of their duty of loyalty to the corporation or its stockholders;

•  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•  any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

There is no pending litigation or proceeding involving a director or executive officer of Corcept as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

COMPENSATION DISCUSSION AND ANALYSIS

The information required by this item is contained under the caption “Compensation Discussion and Analysis” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein.

COMPENSATION COMMITTEE REPORT

The information required by this item is contained under the caption “Compensation Committee Report” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The information required by this item is contained under the caption “Certain Relationships and Related Transactions, and Director Independence” in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein.

PRINCIPAL AND SELLING STOCKHOLDERS

As of April 30, 2007, we had 34,741,766 shares of common stock outstanding held by approximately 94 stockholders of record. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial stockholders represented by these record holders.

The following table presents information regarding the beneficial ownership of the shares of our common stock as of April 30, 2007 with respect to:

•	each of our directors;

•	each of the executive officers listed in the Summary Compensation Table above;

•	our directors and the executive officers listed in the Summary Compensation Table, as a group;

•	persons owning more than 5% of a class of our common stock; and

•	each of the selling stockholders.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 34,741,766 shares of common stock outstanding as of April 30, 2007. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of April 30, 2007 are considered outstanding and beneficially owned by the person holding the options.

Name of Beneficial Owner (1)	Shares Beneficially Owned Prior to the Offering		Number of Shares Offered	Shares Beneficially Owned After the Offering(3)
	Number(2)	Percent		Number	Percent
Entities affiliated with Paperboy Ventures LLC(4)	6,642,527	19.1%	6,142,527	500,000	1.4%
Sutter Hill Ventures (5)	5,683,536	16.4%	—	5,683,536	16.4%

Entities affiliated with Alta Partners, LLP (6)	3,198,274	9.2%	—	3,198,274	9.2%

Maverick Capital, Ltd. (7)	2,122,841	6.1%	—	2,122,841	6.1%

Black Point Group LP (8)	100,000	*	100,000	—	—
Vaughn D. Bryson	100,000	*	100,000	—	—
The Judith E. and Joseph C. Cook, Jr. Foundation, Inc.	100,000	*	100,000	—	—
Douglas G. & Irene E. DeVivo Rev. Trust dated 11/1/88	100,000	*	100,000	—	—
Anthony Garland	100,000	*	100,000	—	—
Peter Hecht	100,000	*	100,000	—	—
Daniel M. Bradbury	50,000	*	50,000	—	—
James Coyne King	50,000	*	50,000	—	—
Mendelson Family Trust	25,000	*	25,000	—	—
VP Company Investments, 2004 LLC	25,000	*	25,000	—	—
Directors and Named Executive Officers
G. Leonard Baker, Jr. (9)	4,144,112	11.9%	—	4,144,112	11.9%
Alix Marduel, M.D. (6)	3,198,274	9.2%	—	3,198,274	9.2%
Joseph K. Belanoff, M.D. (10)	2,805,863	8.1%	—	2,805,863	8.1%
Alan F. Schatzberg, M.D. (11)	2,738,749	7.9%	—	2,738,749	7.9%
James N. Wilson (12)	2,654,154	7.6%	—	2,654,154	7.6%
Joseph C. Cook, Jr. (13)	967,942	2.8%	—	967,942	2.8%
David B. Singer (14)	778,667	2.2%	—	778,667	2.2%
David L. Mahoney (15)	508,871	1.5%	—	508,871	1.5%
Robert L. Roe, M.D. (16)	322,172	1.0%	—	322,172	1.0%
James A. Harper (17)	99,440	*	—	99,440	*
Anne M. Le Doux(18)	44,255	*	—	44,255	*
All directors and executive officers as a group (11 Persons) (19)	18,262,499	52.0%	—	18,262,499	52.0%

*Less than 1% of Corcept’s outstanding common stock.

(1)	Unless otherwise indicated, the address of each of the named individuals is c/o Corcept Therapeutics, 149 Commonwealth Drive, Menlo Park, California 94025.

(2)	Except as otherwise noted, each person or entity has sole voting and investment power with respect to the shares shown.

(3)	The columns in the table below reflecting “shares beneficially owned after this offering” are prepared on the basis that all shares being registered in this prospectus are resold to third parties.

(4)

Includes 500,000 shares held by Anderieck Holdings LLC (“Anderieck”), an affiliate of Paperboy Ventures LLC. The address of both Paperboy Ventures LLC and Anderieck is 1875 K Street NW, Suite 700, Washington, DC 20006.

(5)

Consists of: (a) 3,381,387 shares held by Sutter Hill Ventures, A California Limited Partnership (Sutter Hill Ventures), (b) 29,273 shares held by Sutter Hill Entrepreneurs Fund (AI), L.P. (SHAI), (c) 74,113 shares held by Sutter Hill Entrepreneurs Fund (QP), L.P. (SHQP), (d) 1,539,424 shares held by individuals affiliated with Sutter Hill Ventures and entities affiliated with such individuals, (e) 205,439 shares of Common Stock owned by G. Leonard Baker, Jr., one of our directors, (f) 102,195 shares held by Mr. Baker, Trustee of The Baker Revocable Trust and (g) 351,705 shares held by Saunders Holdings, L.P. of which Mr. Baker is a General Partner. Mr. Baker has shared voting and dispositive power with respect to the shares held by The Baker Revocable Trust and Saunders Holdings, L.P. Mr. Baker, Sutter Hill Ventures, SHAI and SHQP do not have any voting or dispositive power with respect to the shares held by individuals affiliated with Sutter Hill Ventures and entities affiliated with such individuals referenced under part (d) of this note. Mr. Baker shares voting and dispositive power with respect to the shares held by Sutter Hill Ventures, SHAI and SHQP with the following natural persons: David L. Anderson, William H. Younger, Jr., Tench Coxe, Gregory P. Sands, James C. Gaither, James N. White, Jeffrey W. Bird and David E. Sweet. As a result of the shared voting and dispositive powers referenced herein, Messrs. Baker, David L. Anderson, William H. Younger, Jr., Tench Coxe, Gregory P. Sands, James C. Gaither, James N. White, Jeffrey W. Bird and David E. Sweet may each be deemed to beneficially own the shares held by Sutter Hill Ventures, SHAI and SHQP. The address for Sutter Hill Ventures and affiliates is 755 Page Mill Road, #A-200, Palo Alto, CA 94304.

(6)

Includes 3,078,789 shares held of record by Alta BioPharma Partners II, LP and 119,485 shares held of record by Alta Embarcadero BioPharma Partners II, LLC. Dr. Marduel is a managing director of Alta BioPharma Management II, LLC (which is a general partner of Alta BioPharma Partners II, LP) and a manager of Alta Embarcadero BioPharma Partners II, LLC. Dr. Marduel disclaims beneficial ownership of all such shares held by all of the foregoing funds, except to the extent of her proportionate pecuniary interests therein. Alta Parents II, Inc. provides investment advisory services to several venture capital funds including Alta BioPharma Partners II, LP and Alta Embarcadero BioPharma Partners II, LLC. The managing directors of Alta BioPharma Partners II, LP and the managers of Alta Embarcadero BioPharma Partners II, LLC exercise sole voting and investment power with respect to shares owned by such funds. Certain principals of Alta Partners II, Inc. are managing directors of Alto BioPharma Management II, LLC (which is the general partner of Alta BioPharma Partners II, LP), and managers of Alta Embarcadero BioPharma Partners II, LLC. As managing directors and managers of such entities, they may be deemed to share voting and investment powers for the shares held by the funds. The principals of Alta Partners II, Inc. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein. The address of Alta Partners II, Inc. is One Embarcadero Center, Suite 3700, San Francisco, California 94111.

(7)

Includes 194,999 shares held of record by Maverick Fund II, Ltd., 607,398 shares held of record by Maverick Fund USA, Ltd., and 1,320,444 shares held of record by Maverick Fund, L.D.C. Maverick Capital, Ltd. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares held by Maverick Fund USA, Ltd., Maverick Fund II, Ltd. and Maverick Fund, L.D.C. through the investment discretion it exercises over these accounts. Maverick Capital Management, LLC is the General Partner of Maverick Capital, Ltd. Lee S. Ainslie III is a manager of Maverick Capital Management, LLC, and is granted sole investment discretion pursuant to Maverick Capital Management, LLC’s Regulations. The address of Maverick Capital, Ltd. is 300 Crescent Court, 18th Floor, Dallas, TX 75201.

(8)	The address of Black Point Group LP Is 100 Fore Street, Portland, ME 04101.

(9)

Includes all shares referenced in footnote (5) other than the 1,539,424 shares held by individuals affiliated with Sutter Hill Ventures and entities affiliated with such individuals referenced under part (d) of footnote (5).

(10)

Includes 300,000 shares held as custodian for Edward G. Belanoff and 300,000 shares held as custodian for Julia E. Belanoff under the California Uniform Transfers to Minors Act over which Dr. Belanoff has voting control.

(11)	Includes 300,000 shares held of record by Lindsey D. Schatzberg over which Dr. Schatzberg has voting control.

(12)

Includes 1,988,094 shares held of record by the James N. Wilson and Pamela D. Wilson Trust and 666,060 shares held of record by the James and Pamela Wilson Family Partners, over all of which Mr. Wilson has voting control pursuant to voting agreements. Mr. Wilson disclaims beneficial ownership of such shares, except to the extent of his pecuniary interests in the entities holding such shares.

(13)	Includes 400,000 shares held of record by Farview Management, Co. L.P., a Texas limited partnership, and 67,942 shares issuable pursuant to options exercisable within 60 days of April 30, 2007.

(14)

Includes 43,500 shares held of record by the Singer-Kapp Family Trust FBO Kapp S. Singer and 3,500 shares held of record by the Singer Kapp Family 2000 Trust FBO Elliot Byrd Singer. Mr. Singer is a Principal with Maverick Capital Limited. The address of David Singer is One Market Street, Spear Street Tower, Suite 3710, San Francisco, CA 94105.

(15)	Includes 400,000 shares held of record by the David L. Mahoney and Winnifred C. Ellis 1998 Family Trust and 38,171 shares issuable pursuant to options exercisable within 60 days of April 30, 2007.

(16)	Includes 173,282 shares issuable pursuant to options exercisable within 60 days of April 30, 2007.

(17)	Includes 32,040 shares issuable pursuant to options exercisable within 60 days of April 30, 2007.

(18)	Includes 44,255 shares issuable pursuant to options exercisable within 60 days of April 30, 2007.

(19)	Total number of shares includes common stock held by entities affiliated with directors and executive officers. See footnotes 5 through 7 and footnotes 9 through 18 above.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 140,000,000 shares of common stock, $0.001 par value and 10,000,000 shares of preferred stock, $0.001 par value. As of April 30, 2007, there were 34,741,766 shares of our common stock outstanding that were held of record by approximately 94 stockholders, and options to purchase 3,586,133 shares of common stock were outstanding. We will have a total of 34,741,766 shares of common stock outstanding following this offering.

The following description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws, both of which have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part.

Common Stock

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, and each holder does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of Corcept. We have no present plans to issue any shares of preferred stock.

Registration Rights

After this offering, the holders of 8,807,146 shares of common stock will be entitled to rights to cause us to register the sale of such shares under the Securities Act. These shares are referred to as registrable securities. Specifically, holders of at least 50% of the registrable securities may require us to prepare and file a registration statement under the Securities Act at our expense covering at least 50% of the registrable securities then outstanding, or any lesser amount if the shares to be included in such registration will generate anticipated aggregate net proceeds to Corcept of at least $10,000,000.

Under these demand registration rights, we are required to use our best efforts to cause the shares requested to be included in the registration statement, subject to customary conditions and limitations. We are not obligated to effect more than one of these stockholder-initiated registrations. At any point at which we are eligible to file a registration statement on Form S-3, the holders of at least one-third of the registrable securities may require us to register for a public offering of shares of registrable securities on a registration statement on Form S-3 and may participate in certain registrations by us, subject to specific conditions and limitations. These registration rights terminated on April 14, 2008. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act.

Delaware Anti-Takeover Law and Charter and Bylaw Provisions

Amended and Restated Certificate of Incorporation and Bylaws

Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult:

•  acquisition of us by means of a tender offer;

•  acquisition of us by means of a proxy contest or otherwise; or

•  removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

•  Undesignated Preferred Stock.    The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Corcept. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

•  Stockholder Meetings.    Our charter documents provide that a special meeting of stockholders may be called only by the chairman of the board or by our president, or by a resolution adopted by a majority of our board of directors.

•  Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

•  Elimination of Stockholder Action by Written Consent.    Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

•  Amendment of Bylaws.    Any amendment of our bylaws by our stockholders requires approval by holders of at least 66 2/3% of our then outstanding common stock, voting together as a single class.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•  on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•  any merger or consolidation involving the corporation and the interested stockholder;

•  any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

•  in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or

•  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “CORT”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

PLAN OF DISTRIBUTION

The shares of common stock offered hereby may be sold from time to time by the selling stockholders for their own accounts. The Company will receive none of the proceeds from this offering. The Company will bear substantially all costs and expenses incident to the offering and sale of the shares to the public, including legal fees and disbursements of counsel, “blue sky” expenses, accounting fees and filing fees, but excluding any brokerage commissions, discounts or similar charges. Resale of the shares by the selling stockholders are not subject to any underwriting agreement. The shares of common stock covered by this prospectus may be sold by the selling stockholders or by their permitted pledgees, donees, transferees, beneficiaries, distributees or successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. In addition, certain of the selling stockholders are corporations or partnerships which may, in the future, distribute their shares to their stockholders or partners, respectively. Those shares may later be sold by those stockholders or partners. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares offered by each selling stockholder may be sold from time to time:

•	at market prices prevailing at the time of sale,

•	at prices relating to such prevailing market prices, or

•	at negotiated prices.

Such sales may be effected in the over-the-counter market, on the Nasdaq Capital Market, or on any exchange on which the shares may then be listed. The Company will supply the selling stockholders with reasonable quantities of this prospectus. The shares may be sold by one or more of the following:

•

one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the shares held by the selling stockholders as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	in negotiated transactions; and

•	through other means.

To the extent permitted by law, the selling stockholders may enter into hedging transactions when selling the shares. For example, the selling stockholders may:

•	sell shares short and redeliver such shares to close out their short positions;

•	enter into transactions involving short sales by the brokers or dealers;

•	enter into option or other types of transactions that require the selling stockholders to deliver shares to a broker or dealer, who then resells or transfer the shares under this prospectus; or

•	loan or pledge the shares to a broker or dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

There is no assurance that any of the selling stockholders will sell any or all of the shares offered by them.

The selling stockholders may effect sales through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the shares, or at private sales or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The selling stockholders may further agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act of 1933. Any broker-dealers that participate with the selling stockholders in the distribution of the shares may be deemed to be underwriters, and any commissions received by them and any profit on the resale of the shares positioned by them might be deemed to be underwriting compensation, within the meaning of the Securities Act of 1933, in connection with such sales. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

Any shares covered by the prospectus that qualify for resale pursuant to Rule 144 under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this prospectus. In addition to selling the shares of common stock, the selling stockholders may transfer the shares by gift, distribution or other transfer not involving market makers or established trading markets.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for Corcept Therapeutics Incorporated by Latham & Watkins LLP, Menlo Park, California. Persons and entities affiliated with Latham & Watkins LLP beneficially owned 50,000 shares of our common stock immediately prior to the filing of this registration statement.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

We file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, which may also be accessed on our website at www.corcept.com. Except as otherwise specifically incorporated by reference in this prospectus, information contained in, or accessible through, our website is not a part of this prospectus.

•	our Annual Report on Form 10-K for the year ended December 31, 2006.

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

•	our Current Reports on Form 8-K dated March 23, 2007, March 28, 2007, April 3, 2007, April 5, 2007, April 20, 2007 and May 9, 2007.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Anne LeDoux, Vice President and Controller, Corcept Therapeutics Incorporated, 149 Commonwealth Drive, Menlo Park, California 94025, telephone: (650) 327-3270.

FINANCIAL STATEMENTS

The information required by this item is contained in our Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference herein.

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